UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ENCORE CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 2 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164,036 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,164,036 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,036 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO – Limited Liability Company

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 3 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,477 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 253,477 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,477 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (See Item 5)
14	TYPE OF REPORTING PERSON PN – Limited Partnership

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 4 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 910,559 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 910,559 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,559 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN – Limited Partnership

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 5 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164,036 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,164,036 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,036 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO – Limited Liability Company

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 6 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,164,036 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,164,036 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,036 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO – Corporation

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 7 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,189,564 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,189,564 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,564 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN – Individual

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 8 OF 14 PAGES

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2007, as amended by Amendment No. 1 thereto, filed with the SEC on April 23, 2007, Amendment No. 2 thereto, filed with the SEC on May 18, 2007, Amendment No. 3 thereto, filed with the SEC on October 22, 2007, Amendment No. 4 thereto, filed with the SEC on March 8, 2011, and Amendment No. 5 thereto, filed with the SEC on November 8, 2011 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”). RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 6) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

On August 13, 2012, RMCP II sold 264,314 shares of Common Stock, and RMCP III sold 949,485 shares of Common Stock, in each case to JMP Securities LLC (“JMP Securities”) at a price of $27.93 per share, pursuant to that certain Underwriting Agreement, dated as of August 8, 2012 (the “Underwriting Agreement”), by and among Encore, JMP Securities, RMCP II and RMCP III in connection with a underwritten public offering by JMP Securities of 1,213,799 shares of Common Stock (the “Public Offering”).

Under the Underwriting Agreement, RMCP II has granted to JMP Securities the option to purchase from RMCP II up to an additional 39,647 shares of Common Stock, and RMCP III has granted to JMP Securities the option to purchase from RMCP III up to an additional 142,423 shares of Common Stock, at a price of $27.93 per share, for purposes of covering over-allotments made in connection with the Public Offering. These options are exercisable by JMP Securities no later than September 7, 2012.

Under the Underwriting Agreement, each of RMCP II and RMCP III has agreed that, except for sales to JMP Securities pursuant to the Underwriting Agreement and subject to certain exceptions set forth in the Underwriting Agreement, it will not, during the period beginning on August 8, 2012 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of JMP Securities: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by it or any other securities so owned convertible into or exercisable or exchangeable for Common Stock; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing (a) or (b) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (c) file any registration statement with the SEC relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

In addition, in connection with the Public Offering, and as required under the Underwriting Agreement, certain officers and directors of Encore, including Mr. Mesdag and J. Christopher Teets (both of whom are directors of Encore), entered into lock-up letter agreements, dated August 7 2012 (the “Lock-Up Agreements”), pursuant to which they have agreed that, subject to certain exceptions set forth in such Lock-Up Agreements, they will not, during the period beginning on August 7, 2012 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of JMP Securities: (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 9 OF 14 PAGES

option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by him or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing clause (x) or (y) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

The foregoing summary of the Underwriting Agreement and the Lock-Up Agreements entered into by Mr. Mesdag and Mr. Teets are qualified, respectively, by reference to the actual text of the Underwriting Agreement and such Lock-Up Agreements. A copy of the Underwriting Agreement is filed as Exhibit 10 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the Lock-Up Agreement entered into by Mr. Mesdag is filed as Exhibit 11 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the Lock-Up Agreement entered into by Mr. Teets is filed as Exhibit 12 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)

RMCP II beneficially owns, in the aggregate, 253,477 shares of Common Stock, which represent approximately 1.0% of the outstanding Common Stock.(1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 253,477 shares of Common Stock.

RMCP III beneficially owns, in the aggregate, 910,559 shares of Common Stock, which represent approximately 3.7% of the outstanding Common Stock. RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 910,559 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 1,164,036 shares, which represent approximately 4.7% of the outstanding Common Stock.

Mr. Mesdag also holds 25,528 fully vested deferred issuance restricted stock units (“RSUs”) which were issued to Mr. Mesdag as director compensation for board service. Mr. Teets holds 26,021 RSUs which were issued to Mr. Teets as director compensation for board service.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III. Each of RMCP II, RMCP III, RMCP GP, RMCP LLC and RMCM disclaim beneficial ownership of any securities held directly by Mr. Mesdag.

Other than shares of Common Stock beneficially owned by RMCP II or RMCP III, and the RSUs held by Mr. Mesdag and Mr. Teets, none of the Reporting Persons, Mr. Teets, or Mr. Genender may be deemed to beneficially own any shares of Common Stock.

(1) All calculations of percentage ownership in this Schedule 13D are based on approximately 24,807,861 shares of Common Stock outstanding as of July 16, 2012, as reported in the prospectus supplement filed by Encore with the Securities and Exchange Commission on August 8, 2012.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 10 OF 14 PAGES

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets and Mr. Genender disclaim beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to add the following information:

(c)	The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 5(c).

Item 5(e) of this Schedule 13D is hereby amended to add the following information:

(e)	Effective as of August 13, 2012, the Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Common Stock. Accordingly, this is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

10	Underwriting Agreement, dated August 8, 2012, by and among JMP Securities LLC, Encore Capital Group, Inc., Red
Mountain Capital Partners II, L.P., and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit
1.1 to the Current Report on Form 8-K filed by Encore with the SEC on August 8, 2012).

11	Letter, dated August 7, 2012, by Willem Mesdag in favor of JMP Securities LLC (filed herewith).

12	Letter, dated August 7, 2012, by J. Christopher Teets in favor of JMP Securities LLC (filed herewith).

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 11 OF 14 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2012

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By: RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By: RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 12 OF 14 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 13 OF 14 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of April 16, 2007, by and among the Reporting Persons (incorporated by reference to
Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2007).

2	Stock Purchase Agreement, dated as of April 5, 2007, by and among Second Curve Opportunity Fund, LP, Second
Curve Opportunity Fund International, Ltd. and Red Mountain Capital Partners III, L.P. (incorporated by reference to
Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2007).

3	Letter, dated April 20, 2007, from JCF FPK I LP to, and as accepted and agreed by, Red Mountain Capital Partners
LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on April 23, 2007).

4	Shareholders’ Agreement, dated as of October 19, 2007, by and among JCF FPK I LP, Red Mountain Capital Partners
II, L.P. and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 4 to Amendment No. 3 to
Schedule 13D filed by the Reporting Persons with the SEC on October 22, 2007).

5	Underwriting Agreement, dated March 1, 2011, by and among JMP Securities LLC, Encore Capital Group, Inc., Red
Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and JCF FPK I LP (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Encore with the SEC on March 1, 2011).

6	Letter, dated February 22, 2011, by Willem Mesdag in favor of JMP Securities LLC (incorporated by reference to
Exhibit 6 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on March 8, 2011).

7	Letter, dated February 22, 2011, by J. Christopher Teets in favor of JMP Securities LLC (incorporated by reference to
Exhibit 7 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on March 8, 2011).

8	Lock-Up Letter, dated as of November 2, 2011, by and among Morgan Stanley & Co. LLC, Red Mountain Capital
Partners II, L.P. and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 8 to Amendment No.
5 to Schedule 13D filed by the Reporting Persons with the SEC on November 8, 2011).

9	Termination Agreement, dated as of November 8, 2011, by and among JCF FPK I LP, Red Mountain Capital Partners
II, L.P. and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 9 to Amendment No. 5 to
Schedule 13D filed by the Reporting Persons with the SEC on November 8, 2011).

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 14 OF 14 PAGES

10	Underwriting Agreement, dated August 8, 2012, by and among JMP Securities LLC, Encore Capital Group, Inc., Red
Mountain Capital Partners II, L.P., and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit
1.1 to the Current Report on Form 8-K filed by Encore with the SEC on August 8, 2012).

11	Letter, dated August 7, 2012, by Willem Mesdag in favor of JMP Securities LLC (filed herewith).

12	Letter, dated August 7, 2012, by J. Christopher Teets in favor of JMP Securities LLC (filed herewith).